UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-38619

Wah Fu Education Group Ltd.

(Translation of registrant’s name into English)

L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street

Xicheng District

Beijing, China 100088

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 19, 2026, the board of directors (the “Board”) of Wah Fu Education Group Ltd. (the “Company”) accepted the resignation of Mr. Xinghui Yang as Chief Executive Officer and as a director of the Company, effective immediately.

On the same date, the Board appointed Mr. Yang Yu, the current Chairman of the Board and Executive Director of the Company, as Chief Executive Officer of the Company, effective immediately.

Also on the same date, the Board appointed Mr. Xiaoming Tang as a director of the Company, effective immediately.

Mr. Tang’s biography is as follows:

Mr. Tang, age 51, has been serving as Executive Director of Hubei Weizi Investment Management Co., Ltd. since March 2016. From August 2011 to February 2016, Mr. Tang served as Executive Director of China Cultural Industry Investment Fund Management Co., Ltd. From August 2009 to July 2011, he served as Chief Executive Officer of China Vision Golden Bridge International Media Group Co., Ltd. Mr. Tang received a B.S. in National Economic Planning from Renmin University of China and an M.B.A. from the University of Chicago.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2026	Wah Fu Education Group Ltd.

	By:	/s/ Yang Yu
Yang Yu
Chief Executive Officer, Chairman of the Board

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